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                             September 10, 2020

       Barry Engle
       Chief Executive Officer
       Qell Acquisition Corp.
       505 Montgomery Street, Suite 1100
       San Francisco, CA 94111

                                                        Re: Qell Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
14, 2020
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
8, 2020
                                                            CIK No. 0001821171

       Dear Mr. Engle:

               We have reviewed both your draft registration statement and your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting a second amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your second amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Management, page 105

   1. Please revise to clarify the business experience of your Chief Financial Officer,
                                                        Mr. Gabbita, to include
his principal occupations and employment during the past five years. In particular,
please revise to clearly provide disclosure regarding Mr. Gabbita's roles at OGCI Climate
Investments and Element Partners. See Item 401(e) of Regulation
                                                        S-K.
 Barry Engle
Qell Acquisition Corp.
September 10, 2020
Page 2
Amendment No. 1 to Draft Registration Statement on Form S-1

Limited Payments to Insiders, page 31

2. We note your disclosure regarding limited payments to insiders to include possible payment of up to an aggregate of $5,000,000 in bonus payments for promotional services to any director meeting predetermined criteria for such bonus payment. Please revise your disclosure here to describe the criteria to which you refer or revise your Executive and Director Compensation disclosure at page 112 accordingly.
       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                           Sincerely,
FirstName LastNameBarry Engle
                                                           Division of
Corporation Finance
Comapany NameQell Acquisition Corp.
                                                           Office of Energy &
Transportation
September 10, 2020 Page 2
cc:       Heidi Mayon
FirstName LastName